UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTIONS “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2021)” AND “(2) EARNINGS FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2021 (FISCAL 2020).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
Name: Masahiko Tsutsui
Title: General Manager, Financial Accounting Dept.

Date:      May 15, 2020

May 15, 2020
Sumitomo Mitsui Financial Group, Inc.
Consolidated financial results for the fiscal year ended March 31, 2020
<Under Japanese GAAP>

Head office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock exchange listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Jun Ohta

Date of ordinary general meeting of shareholders: June 26, 2020     Date of payment of year-end dividends: June 29, 2020

Annual securities report (Yukashoken hokokusho) issuing date: June 26, 2020

Investors meeting presentation for financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the fiscal year ended March 31, 2020)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Fiscal year ended March 31, 2020	¥5,314,313	(7.3)%	¥932,064	(17.9)%	¥703,883	(3.1)%
Fiscal year ended March 31, 2019	5,735,312	(0.5)	1,135,300	(2.5)	726,681	(1.0)

Notes:	1.	Comprehensive income:
		(a) for the fiscal year ended March 31, 2020: ¥372,971 million [(53.1)%] (b) for the fiscal year ended March 31, 2019: ¥795,191 million [(19.2)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)	Return on net assets	Ordinary profit on total assets	Ordinary profit on ordinary income
Fiscal year ended March 31, 2020	¥ 511.87	¥ 511.57	6.6%	0.4%	17.5%
Fiscal year ended March 31, 2019	519.95	519.59	6.9	0.6	19.8

     Note:     Equity in gains (losses) of affiliates:

  (a) for the fiscal year ended March 31, 2020: ¥56,051 million            (b) for the fiscal year ended March 31, 2019: ¥61,145 million

(2) Financial position	(Millions of yen, except per share data and percentages)
	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2020	¥ 219,863,518	¥ 10,784,903	4.9%	¥ 7,827.50
As of March 31, 2019	203,659,146	11,451,611	5.3	7,715.91

Notes:	1.	Stockholders’ equity:
		(a) as of March 31, 2020: ¥10,719,969 million (b) as of March 31, 2019: ¥10,768,320 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Non-controlling interests) / Total assets} X 100

(3) Cash flows	(Millions of yen)
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Fiscal year ended March 31, 2020	¥ 7,087,460	¥ (3,011,660)	¥ (1,024,554)	¥ 56,097,807
Fiscal year ended March 31, 2019	4,596,242	1,006,260	(632,819)	53,120,963

2. Dividends on common stock	(Millions of yen, except per share data and percentages)
	Cash dividends per share					Total dividends (annual)	Dividend payout ratio	Ratio of dividends to net assets
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year
ended March 31, 2019	¥ —	¥ 85	¥ —	¥95	¥180	¥251,208	34.6%	2.4%
ended March 31, 2020	—	90	—	100	190	260,205	37.0	2.4
ending March 31, 2021 (forecast)	—	95	—	95	190		65.1%

Notes:	1.	Dividend payout ratio = (Total dividends on common stock / Profit attributable to owners of parent) X 100
	2.	Ratio of dividends to net assets = Total dividends on common stock / {(Beginning balance of Stockholders’ equity + Ending balance of Stockholders’ equity) / 2}X 100

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2021)

	(Millions of yen, except per share data and percentages)
	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2021	¥400,000	(43.2)%	¥292.07

Notes:	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stock(excluding treasury stock) as of March 31, 2020.

[Notes]

(1) There were no changes in material consolidated subsidiaries in the fiscal year.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	:	No
(b) Changes in accounting policies due to reasons other than above (a)	:	No
(c) Changes in accounting estimates	:	No
(d) Restatements	:	No

(3) Number of shares issued (common stock)

	As of March 31, 2020	As of March 31, 2019
(a) Number of shares issued (including treasury stocks)	1,373,171,556 shares	1,399,401,420 shares
(b) Number of treasury stocks	3,645,043 shares	3,800,918 shares

	Fiscal year ended March 31, 2020	Fiscal year ended March 31, 2019
(c) Average number of shares issued in the year	1,375,118,034 shares	1,397,599,329 shares

Note: Number of shares used in calculating “Earnings per share” (on a consolidated basis) is reported on page 14.

[Reference] Summary of financial information on a non-consolidated basis

Non-consolidated financial results (for the fiscal year ended March 31, 2020)

(1) Operating results					(Millions of yen, except per share data and percentages)
	Operating income		Operating profit		Ordinary profit		Net income
Fiscal year ended March 31, 2020	¥ 833,835	59.6%	¥ 639,310	83.7%	¥ 629,263	84.4%	¥ 636,128	34.1%
ended March 31, 2019	522,543	42.6	347,952	49.5	341,203	54.4	474,196	106.8

	Earnings per share		Earnings per share (diluted)
Fiscal year ended March 31, 2020	¥462.60		¥462.33
ended March 31, 2019	339.29		339.07
Note: Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the previous fiscal year.

(2) Financial position					(Millions of yen, except per share data and percentages)
	Total assets		Net assets		Net assets ratio		Net assets per share
As of March 31, 2020	¥ 14,225,470		¥ 5,966,267		41.9%		¥ 4,354.94
As of March 31, 2019	12,991,386		5,685,011		43.7		4,071.70
Note: Stockholders’ equity (a) as of March 31, 2020: ¥ 5,964,203 million (b) as of March 31, 2019: ¥ 5,682,471 million

[Note on audit procedures]

This report is out of the scope of the audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* Appendix: Financial results for the fiscal year ended March 31, 2020 supplementary information

Sumitomo Mitsui Financial Group, Inc.

I. Operating and financial review

1. Consolidated operating results for the fiscal year ended March 31, 2020 (fiscal 2019)

(1)	Operating results

In fiscal 2019, net business profit decreased by ¥107.2 billion year-on-year to ¥1,085.0 billion. The primary reasons were a decrease in profit due to the novel coronavirus disease (COVID-19) outbreak, in addition to an increase in general and administrative expenses due to the costs of continuous investment of resources in overseas businesses and the impact of reorganization of Sumitomo Mitsui Finance and Leasing Limited from a consolidated subsidiary to an equity method affiliate in November 2019, despite an increase in profit from overseas operations in the Global Market Business Unit, by grasping the trend of decline in market interest rate.

Total credit cost increased by ¥60.4 billion year-on-year to ¥170.6 billion, due to the absence of gains on reversal of reserves for large obligors at SMBC and the record of reserve for possible loan losses arising from the spread of COVID-19.

As a result, ordinary profit decreased by ¥203.2 billion year-on-year to ¥932.1 billion.

In addition, profit attributable to owners of parent decreased by ¥22.8 billion year-on-year to ¥703.9 billion, because impairment losses on goodwill of SMBC Trust Bank Ltd.’s business, PRESTIA, were recognized, whereas Sumitomo Mitsui Card Company, Limited joined in the consolidated corporate-tax system and related expense was recognized in the previous year, which is not recognized in this fiscal year.

Consolidated		(Billions of yen)

	Fiscal year ended March 31, 2020	Change from the fiscal year ended March 31, 2019
Net business profit	¥ 1,085.0	¥ (107.2)
Gross profit	2,768.6	(77.6)
General and administrative expenses	(1,739.6)	(24.6)
Equity in gains of affiliates	56.1	(5.1)
Total credit cost	(170.6)	(60.4)
Ordinary profit	932.1	(203.2)
Profit attributable to owners of parent	703.9	(22.8)

SMBC non-consolidated
Banking profit *	¥ 604.0	¥ 19.9
Gross banking profit	1,412.0	16.4
Expenses (excluding non-recurring losses)	(808.1)	3.5
Total credit cost	(49.6)	(51.8)
Ordinary profit	483.9	(165.7)
Net income	317.4	(160.0)

* Banking profit (before provision for general reserve for possible loan losses)

(2)	Earnings forecast for the fiscal year ending March 31, 2021(fiscal 2020)

Earnings forecast for profit attributable to owners of parent is expected to amount to ¥ 400.0 billion.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial position as of March 31, 2020

(1)	Assets and liabilities

Total assets as of March 31, 2020 were ¥ 219,863.5 billion, a year-on-year increase of ¥ 16,204.4 billion.

As for major account balances, loans and bills discounted increased by ¥ 4,538.4 billion to ¥ 82,517.6 billion year-on-year and deposits increased by ¥ 4,717.2 billion to ¥ 127,042.2 billion year-on-year.

(2)	Net assets

Net assets were ¥ 10,784.9 billion, a year-on-year decrease of ¥ 666.7 billion. Stockholders’ equity within net assets was ¥ 9,354.3 billion, a year-on-year increase of ¥ 299.9 billion due to the contribution of profit attributable to owners of parent and the payment of cash dividends.

(3)	Cash flows

The Company generated ¥ 7,087.5 billion in cash flows from operating activities including interest received and paid, net changes in loans and bills discounted and deposits, a year-on-year increase in cash flows of ¥ 2,491.2 billion, and used ¥ 3,011.7 billion in cash flows from investing activities including purchases and sale of, securities and tangible fixed assets, a year-on-year decrease in cash flows of ¥ 4,017.9 billion, and used ¥ 1,024.6 billion in cash flows from financing activities including payment of dividends, a year-on-year decrease in cash flows of ¥ 391.7 billion. Consequently, cash and cash equivalents amounted to ¥ 56,097.8 billion, a year-on-year increase of ¥ 2,976.8 billion.

II. Basic approach to the selection of accounting standards

The Company selects Japanese GAAP as our accounting standards.

Since American depository receipts (ADRs) of the Company are listed on the New York Stock Exchange, the Company separately prepares consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and the Company is considering the possibility of application of IFRS in the future.

Sumitomo Mitsui Financial Group, Inc.

III. Consolidated financial statements

1. Consolidated balance sheets

	Millions of yen
March 31,	2019	2020
Assets:
Cash and due from banks	¥57,411,276	¥61,768,573
Call loans and bills bought	2,465,744	896,739
Receivables under resale agreements	6,429,365	8,753,816
Receivables under securities borrowing transactions	4,097,473	5,005,103
Monetary claims bought	4,594,578	4,559,429
Trading assets	5,328,778	7,361,253
Money held in trust	390	353
Securities	24,338,005	27,128,751
Loans and bills discounted	77,979,190	82,517,609
Foreign exchanges	1,719,402	2,063,284
Lease receivables and investment assets	247,835	219,733
Other assets	7,307,305	8,298,393
Tangible fixed assets	1,504,703	1,450,323
Assets for rent	573,292	506,755
Buildings	345,420	341,505
Land	427,484	423,346
Lease assets	25,548	28,933
Construction in progress	37,663	46,138
Other tangible fixed assets	95,293	103,645
Intangible fixed assets	769,231	753,579
Software	431,135	440,407
Goodwill	193,127	194,289
Lease assets	990	986
Other intangible fixed assets	143,977	117,896
Net defined benefit asset	329,434	230,573
Deferred tax assets	40,245	26,314
Customers’ liabilities for acceptances and guarantees	9,564,993	9,308,882
Reserve for possible loan losses	(468,808)	(479,197)

Total assets	¥203,659,146	¥219,863,518

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
March 31,	2019	2020
Liabilities:
Deposits	¥122,325,038	¥127,042,217
Negotiable certificates of deposit	11,165,486	10,180,435
Call money and bills sold	1,307,778	3,740,539
Payables under repurchase agreements	11,462,559	13,237,913
Payables under securities lending transactions	1,812,820	2,385,607
Commercial paper	2,291,813	1,409,249
Trading liabilities	4,219,293	6,084,528
Borrowed money	10,656,897	15,210,894
Foreign exchanges	1,165,141	1,461,308
Short-term bonds	84,500	379,000
Bonds	9,227,367	9,235,639
Due to trust account	1,352,773	1,811,355
Other liabilities	4,873,630	7,011,967
Reserve for employee bonuses	70,351	73,868
Reserve for executive bonuses	3,091	3,362
Net defined benefit liability	31,816	35,777
Reserve for executive retirement benefits	1,374	1,270
Reserve for point service program	23,948	26,576
Reserve for reimbursement of deposits	7,936	4,687
Reserve for losses on interest repayment	147,594	142,890
Reserves under the special laws	2,847	3,145
Deferred tax liabilities	378,220	257,384
Deferred tax liabilities for land revaluation	30,259	30,111
Acceptances and guarantees	9,564,993	9,308,882

Total liabilities	192,207,534	209,078,615

Net assets:
Capital stock	2,339,443	2,339,964
Capital surplus	739,047	692,003
Retained earnings	5,992,247	6,336,311
Treasury stock	(16,302)	(13,983)

Total stockholders’ equity	9,054,436	9,354,296

Net unrealized gains (losses) on other securities	1,688,852	1,371,407
Net deferred gains (losses) on hedges	(54,650)	82,257
Land revaluation excess	36,547	36,878
Foreign currency translation adjustments	50,379	(32,839)
Accumulated remeasurements of defined benefit plans	(7,244)	(92,030)

Total accumulated other comprehensive income	1,713,884	1,365,673

Stock acquisition rights	4,750	2,064
Non-controlling interests	678,540	62,869

Total net assets	11,451,611	10,784,903

Total liabilities and net assets	¥203,659,146	¥219,863,518

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen
Year ended March 31,	2019	2020
Ordinary income	¥5,735,312	¥5,314,313
Interest income	2,488,904	2,456,364
Interest on loans and discounts	1,666,283	1,693,016
Interest and dividends on securities	364,685	346,822
Interest on call loans and bills bought	16,551	15,890
Interest on receivables under resale agreements	20,457	31,449
Interest on receivables under securities borrowing transactions	17,784	21,247
Interest on deposits with banks	103,135	80,924
Interest on lease transactions	47,573	7,307
Other interest income	252,433	259,705
Trust fees	4,656	4,701
Fees and commissions	1,240,917	1,287,538
Trading income	194,676	262,826
Other operating income	1,578,159	1,050,065
Lease-related income	233,675	39,123
Installment-related income	981,090	752,775
Other	363,393	258,166
Other income	227,997	252,816
Gains on reversal of reserve for possible loan losses	5,729	—
Recoveries of written-off claims	11,047	12,414
Other	211,220	240,401
Ordinary expenses	4,600,012	4,382,249
Interest expenses	1,157,482	1,179,770
Interest on deposits	463,989	441,477
Interest on negotiable certificates of deposit	136,178	131,849
Interest on call money and bills sold	14,270	10,284
Interest on payables under repurchase agreements	119,733	131,320
Interest on payables under securities lending transactions	1,272	1,111
Interest on commercial paper	45,356	31,525
Interest on borrowed money	75,883	57,632
Interest on short-term bonds	60	29
Interest on bonds	226,536	220,874
Other interest expenses	74,201	153,666
Fees and commissions payments	181,019	204,188
Trading losses	3,305	—
Other operating expenses	1,319,328	908,951
Lease-related expenses	120,097	26,514
Installment-related expenses	930,884	722,440
Other	268,347	159,997
General and administrative expenses	1,715,050	1,739,603
Other expenses	223,825	349,734
Provision for reserve for possible loan losses	—	70,571
Other	223,825	279,163

Ordinary profit	1,135,300	932,064

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2019	2020
Extraordinary gains	¥2,826	¥23,896
Gains on disposal of fixed assets	541	1,855
Other extraordinary gains	2,285	22,040
Extraordinary losses	14,547	67,314
Losses on disposal of fixed assets	4,485	1,910
Losses on impairment of fixed assets	9,610	65,106
Provision for reserve for eventual future operating losses from financial instruments transactions	450	297

Income before income taxes	1,123,579	888,646

Income taxes-current	276,329	213,526
Income taxes-deferred	55,095	(45,842)

Income taxes	331,424	167,684

Profit	792,155	720,962

Profit attributable to non-controlling interests	65,474	17,078

Profit attributable to owners of parent	¥726,681	¥703,883

(Consolidated statements of comprehensive income)

	Millions of yen
Year ended March 31,	2019	2020
Profit	¥792,155	¥720,962
Other comprehensive income	3,035	(347,990)
Net unrealized gains (losses) on other securities	31,157	(314,792)
Net deferred gains (losses) on hedges	29,981	166,177
Land revaluation excess	—	(39)
Foreign currency translation adjustments	10,396	(74,052)
Remeasurements of defined benefit plans	(65,530)	(84,420)
Share of other comprehensive income of affiliates	(2,970)	(40,864)

Total comprehensive income	795,191	372,971

Comprehensive income attributable to owners of parent	687,690	355,302
Comprehensive income attributable to non-controlling interests	107,500	17,669

Sumitomo Mitsui Financial Group, Inc.

3. Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2019	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,338,743	¥758,215	¥5,552,573	¥(12,493)	¥8,637,039
Changes in the fiscal year
Issuance of new stock	699	699			1,398
Cash dividends			(245,576)		(245,576)
Profit attributable to owners of parent			726,681		726,681
Purchase of treasury stock				(70,094)	(70,094)
Disposal of treasury stock		(68)		363	294
Cancellation of treasury stock		(65,922)		65,922	—
Changes in shareholders’ interest due to transaction with non-controlling interests		4,419			4,419
Increase due to increase in subsidiaries			0		0
Increase due to decrease in subsidiaries			4		4
Decrease due to increase in subsidiaries			(11)		(11)
Decrease due to decrease in subsidiaries			(23)		(23)
Reversal of land revaluation excess			302		302
Transfer from retained earnings to capital surplus		41,704	(41,704)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	699	(19,167)	439,673	(3,809)	417,396

Balance at the end of the fiscal year	¥2,339,443	¥739,047	¥5,992,247	¥(16,302)	¥9,054,436

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2019	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,688,842	¥(68,543)	¥37,097	¥36,906	¥59,121	¥1,753,424
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	10	13,893	(549)	13,473	(66,366)	(39,540)

Net changes in the fiscal year	10	13,893	(549)	13,473	(66,366)	(39,540)

Balance at the end of the fiscal year	¥1,688,852	¥(54,650)	¥36,547	¥50,379	¥(7,244)	¥1,713,884

Sumitomo Mitsui Financial Group, Inc.

(Continued)

Year ended March 31, 2019	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥2,823	¥1,219,604	¥11,612,892
Changes in the fiscal year
Issuance of new stock			1,398
Cash dividends			(245,576)
Profit attributable to owners of parent			726,681
Purchase of treasury stock			(70,094)
Disposal of treasury stock			294
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			4,419
Increase due to increase in subsidiaries			0
Increase due to decrease in subsidiaries			4
Decrease due to increase in subsidiaries			(11)
Decrease due to decrease in subsidiaries			(23)
Reversal of land revaluation excess			302
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	1,926	(541,063)	(578,677)

Net changes in the fiscal year	1,926	(541,063)	(161,280)

Balance at the end of the fiscal year	¥4,750	¥678,540	¥11,451,611

Year ended March 31, 2020	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,339,443	¥739,047	¥5,992,247	¥(16,302)	¥9,054,436
Changes in the fiscal year
Issuance of new stock	521	521			1,043
Cash dividends			(255,834)		(255,834)
Profit attributable to owners of parent			703,883		703,883
Purchase of treasury stock				(100,088)	(100,088)
Disposal of treasury stock		(250)		733	483
Cancellation of treasury stock		(101,673)		101,673	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(47,565)			(47,565)
Decrease due to decrease in subsidiaries			(945)		(945)
Decrease due to decrease in affiliates accounted for by the equity method			(679)		(679)
Reversal of land revaluation excess			(435)		(435)
Transfer from retained earnings to capital surplus		101,923	(101,923)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	521	(47,044)	344,064	2,318	299,860

Balance at the end of the fiscal year	¥2,339,964	¥692,003	¥6,336,311	¥(13,983)	¥9,354,296

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2020	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,688,852	¥(54,650)	¥36,547	¥50,379	¥(7,244)	¥1,713,884
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in subsidiaries
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	(317,445)	136,907	331	(83,219)	(84,785)	(348,211)

Net changes in the fiscal year	(317,445)	136,907	331	(83,219)	(84,785)	(348,211)

Balance at the end of the fiscal year	¥1,371,407	¥82,257	¥36,878	¥(32,839)	¥(92,030)	¥1,365,673

	Millions of yen
Year ended March 31, 2020	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥4,750	¥678,540	¥11,451,611
Changes in the fiscal year
Issuance of new stock			1,043
Cash dividends			(255,834)
Profit attributable to owners of parent			703,883
Purchase of treasury stock			(100,088)
Disposal of treasury stock			483
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(47,565)
Decrease due to decrease in subsidiaries			(945)
Decrease due to decrease in affiliates accounted for by the equity method			(679)
Reversal of land revaluation excess			(435)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(2,685)	(615,671)	(966,568)

Net changes in the fiscal year	(2,685)	(615,671)	(666,708)

Balance at the end of the fiscal year	¥2,064	¥62,869	¥10,784,903

Sumitomo Mitsui Financial Group, Inc.

4. Consolidated statements of cash flows

	Millions of yen
Year ended March 31,	2019	2020
Cash flows from operating activities:
Income before income taxes	¥1,123,579	¥888,646
Depreciation	269,010	209,198
Losses on impairment of fixed assets	9,610	65,106
Amortization of goodwill	25,919	17,533
Gains on step acquisitions	(2,285)	(22,040)
Equity in (gains) losses of affiliates	(61,145)	(56,051)
Net change in reserve for possible loan losses	(60,213)	13,411
Net change in reserve for employee bonuses	(16,467)	3,103
Net change in reserve for executive bonuses	(757)	201
Net change in net defined benefit asset and liability	(25,570)	101,532
Net change in reserve for executive retirement benefits	(196)	(84)
Net change in reserve for point service program	1,704	2,627
Net change in reserve for reimbursement of deposits	(9,828)	(3,249)
Net change in reserve for losses on interest repayment	2,830	(4,703)
Interest income	(2,488,904)	(2,456,364)
Interest expenses	1,157,482	1,179,770
Net (gains) losses on securities	(101,219)	(143,877)
Net (gains) losses from money held in trust	(0)	(0)
Net exchange (gains) losses	(148,278)	118,815
Net (gains) losses from disposal of fixed assets	3,944	54
Net change in trading assets	477,890	(1,859,195)
Net change in trading liabilities	(1,603,188)	1,930,360
Net change in loans and bills discounted	(3,152,247)	(4,839,243)
Net change in deposits	5,039,495	5,064,595
Net change in negotiable certificates of deposit	(73,017)	(982,400)
Net change in borrowed money (excluding subordinated borrowings)	1,418,493	4,844,384
Net change in deposits with banks	1,520,423	(1,455,747)
Net change in call loans and bills bought and others	(6,235,713)	(812,970)
Net change in receivables under securities borrowing transactions	4,240,226	(907,630)
Net change in call money and bills sold and others	6,097,354	4,256,015
Net change in commercial paper	(95,014)	(882,878)
Net change in payables under securities lending transactions	(5,374,040)	572,787
Net change in foreign exchanges (assets)	446,136	(346,503)
Net change in foreign exchanges (liabilities)	298,550	296,890
Net change in lease receivables and investment assets	(53,975)	17,309
Net change in short-term bonds (liabilities)	(51,200)	294,500
Issuance and redemption of bonds (excluding subordinated bonds)	467,587	152,729
Net change in due to trust account	24,502	458,581
Interest received	2,435,453	2,471,480
Interest paid	(1,116,584)	(1,201,792)
Other, net	489,142	386,091

Subtotal	4,879,488	7,370,996

Income taxes paid	(283,245)	(283,536)

Net cash provided by (used in) operating activities	4,596,242	7,087,460

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2019	2020
Cash flows from investing activities:
Purchases of securities	(26,615,239)	(35,544,708)
Proceeds from sale of securities	17,969,410	23,204,983
Proceeds from redemption of securities	10,078,569	9,550,000
Purchases of money held in trust	(2)	(284)
Proceeds from sale of money held in trust	1,094	321
Purchases of tangible fixed assets	(510,213)	(103,052)
Proceeds from sale of tangible fixed assets	104,451	19,206
Purchases of intangible fixed assets	(139,329)	(147,784)
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	(57,182)	(17,365)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	174,702	27,021

Net cash provided by (used in) investing activities	1,006,260	(3,011,660)

Cash flows from financing activities:
Repayment of subordinated borrowings	(8,000)	(8,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	—	139,405
Redemption of subordinated bonds and bonds with stock acquisition rights	(27,539)	(113,000)
Dividends paid	(245,594)	(255,771)
Repayment to non-controlling stockholders	(212,537)	(436,500)
Dividends paid to non-controlling stockholders	(77,185)	(16,922)
Purchases of treasury stock	(70,094)	(100,088)
Proceeds from disposal of treasury stock	294	483
Purchases of stocks of subsidiaries not resulting in change in scope of consolidation	—	(234,159)
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation	7,837	—

Net cash provided by (used in) financing activities	(632,819)	(1,024,554)

Effect of exchange rate changes on cash and cash equivalents	166,646	(74,480)

Net change in cash and cash equivalents	5,136,329	2,976,764

Cash and cash equivalents at the beginning of the fiscal year	47,983,114	53,120,963
Net change in cash and cash equivalents resulting from business combinations between subsidiaries	—	79
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation	1,519	—

Cash and cash equivalents at the end of the fiscal year	¥53,120,963	¥56,097,807

Sumitomo Mitsui Financial Group, Inc.

5. Notes to consolidated financial statements

(Note on going concern)

     Not applicable.

(Segment information)

1.	Information on profit and loss amount by reportable segment

	Millions of yen
Fiscal year ended March 31, 2020	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥641,542	¥1,257,678	¥667,083	¥421,629	¥(219,345)	¥2,768,587
General and administrative expenses	(284,353)	(1,025,179)	(350,579)	(56,235)	(23,256)	(1,739,603)
Others	52,059	1,974	54,736	33,376	(86,094)	56,051

Consolidated net business profit	¥409,247	¥234,473	¥371,240	¥398,770	¥(328,696)	¥1,085,034

Notes:

1.	Figures shown in the parenthesis represent the loss.
2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Fiscal year ended March 31, 2020	Millions of yen
Consolidated net business profit	¥1,085,034
Other ordinary income (excluding equity in gains of affiliates)	196,764
Other ordinary expenses	(349,734)

Ordinary profit on consolidated statements of income	¥ 932,064

Note: Figures shown in the parenthesis represent the loss.

Sumitomo Mitsui Financial Group, Inc.

(Per share data)

As of and year ended March 31, 2020	Yen
Net assets per share	¥ 7,827.50
Earnings per share	511.87
Earnings per share (diluted)	511.57

(Notes)

1. Earnings per share and earnings per share (diluted) are calculated based on the followings:

Year ended March 31, 2020	Millions of yen, except number of shares
Earnings per share
Profit attributable to owners of parents	¥ 703,883
Amount not attributable to common stockholders	—
Profit attributable to owners of parents attributable to common stock	703,883
Average number of common stock during the fiscal year (in thousands)	1,375,118

Earnings per share (diluted)
Adjustment for profit attributable to owners of parents	(6)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(6)
Increase in number of common stock (in thousands)	801
Stock acquisition rights (in thousands)	801
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—

2. Net assets per share is calculated based on the followings:

March 31, 2020	Millions of yen, except number of shares
Net assets	¥ 10,784,903
Amount excluded from Net assets	64,933
Stock acquisition rights	2,064
Non-controlling interests	62,869
Net assets attributable to common stock at the fiscal year-end	10,719,969
Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,369,526

(Significant subsequent events)

There are no significant subsequent events to be disclosed.